UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at February 23, 2009

 GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: February 23, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD ANNOUNCES EXTENDED LIFE OF
MINE PROJECTIONS FOR HOLLISTER GOLD PROJECT

February 23, 2009, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company"), (TSX: GBG; NYSE Alternext: GBG; JSE: GBG) announces an update of the financial forecast for the Hollister Development Block ("HDB"), based on the Company's work programs to December 31 2008. The HDB constitutes approximately 5% of the Company's 100% owned Hollister Property which is located on the Carlin Trend, some 80 km from Elko, Nevada, USA.

Underground access of the high grade Gwenivere and Clementine vein systems was completed in 2005, allowing for 55,000 ft of underground drilling in 2006 and 2007. Mineral reserves were established that formed the basis of a 2007 feasibility study (September 9, 2007 technical report filed at www.SEDAR.com). Since that time, Great Basin Gold has continued underground drilling as well as drifting on the veins. To December 31, 2008 a total of 29,926 ft of underground development has been completed of which 9,100 ft has been done on veins. Over 135,000 ft of diamond drilling has been completed, designed to continue the delineation of the vein systems. Twenty-four discrete veins have been identified to date. In addition, several bulk samples have been extracted and treated at nearby milling facilities under toll mining and ore purchase agreements.

Great Basin Gold's in-house management and technical team as well as external consultants have prepared an updated report based on a revised mineral resource announced June 18, 2008 and the results of the 2008 work. A number of the project plans remain as in the 2007 feasibility study, with other key parameters described below. The National Instrument 43-101 compliant technical report (the "2009 Update") is currently being finalized and is expected to be filed on www.sedar.com during February 2009.

Proven and probable mineral reserves1 including tons extracted in 2008 were used for the life of mine ("LOM") model and financial analysis which are 1.28 million tons grading 0.90 oz/ton gold and 4.8 oz/ton silver at a 0.33 oz/ton gold cut-off, containing 1.2 million gold equivalent ounces to be recovered over the 10-year mine life. Remaining proven and probable mineral reserves are 1.23 million tons grading 0.844 oz/ton gold and 4.32 oz/ton silver at a 0.33 oz/ton gold cut-off, containing 1.1 million gold equivalent ounces. This is a 23% increase in gold equivalent ounces from the mineral reserves in the 2007 feasibility study.

Life of mine capital costs have increased, related to the extended life of mine which requires additional underground development. The acquisition and refurbishment costs of the Esmeralda Mill (which is now the chosen site for milling) have also been included in the capital estimate rather than using toll milling as proposed in the 2007 feasibility study. Of the currently projected LOM capital cost of US$110 million, the Company has spent US$53 million to develop the mine and related infrastructure. The remaining required capital over the life of mine is estimated at US$57 million.

Cash costs for mining and processing are estimated at US$426 per recovered equivalent gold ounce2. This is an increase from US$323 per ounce in the 2007 feasibility study and is a direct result of the increased haulage cost to the Esmeralda Mill, estimates on commodity prices and the slightly lower estimated average grade over the life of mine. Cash costs are inclusive of all mine site costs, direct development, milling and ore haulage, general and administrative costs as well as royalties payable. Total cost per recovered equivalent gold ounce increased from US$423 to US$559 as a result of the increase in the LOM capital for the project. Total costs are inclusive of cash costs, amortization and federal taxes.

At long term prices of US$800/oz for gold and US$12/oz for silver, the HDB has an Internal Rate of Return (IRR) of 41.2% and an after-tax Net Present Value (NPV) of US$130 million using a 5% discount rate.

Ferdi Dippenaar, President and CEO, commented: "Continued drilling at Hollister has resulted in an increase in both life of mine projections and the number of ounces expected to be mined from this highly prospective deposit. Even at a gold price well below current prices, the life of mine has been projected to extend from 6 years to 10 years. We believe this may very well increase as we continue with programs to explore and infill-drill the vein system which is still open on strike and at depth.

The increase in the projected costs from the feasibility is in line with industry inflation and the required changes to the project due to alternative milling arrangements."

Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for Great Basin, a qualified person, supervised the 2009 Update and has reviewed this news release.

The Company also advises that the Equity Line Agreement, announced in December 2008, has now completed and the Company issued an aggregate of 2,846,900 shares to Investec at an average price of $1.38.

Ferdi Dippenaar
President and CEO

Notes:
1 The 2009 Update Mineral Reserves include approximately 50,200 tons that were extracted in 2008. Remaining Mineral Reserves include Proven of 109,600 tons grading 1.107 oz/ton gold and 7.77 oz/ton silver and Probable of 1,124,700 tons grading 0.818 oz/ton gold and 3.98 oz/ton silver. The gold equivalent was calculated using prices of US$800/oz for gold and US$12/oz for silver.
2 Cash cost per ounce and total cost per ounce are numbers commonly used in the mining industry to assess performance. They are not terms recognized under generally accepted accounting principles.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa +27 (0)11 301 1800
Michael Curlook in North America +1 888 633 9332
Barbara Cano at Breakstone Group in the USA +1 646 452-2334
No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, bank loan arrangements, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for precious metals, credit availability, development and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its Canadian jurisdiction filings that are available at www.sedar.com.

All information relating to the contents of the 2009 Update and to the 2007 feasibility study, including but not limited to statements of the HDB project's potential and information such as capital and operating costs, production summary, and financial analysis are forward looking statements. The 2009 Update was prepared to quantify the HDB project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the HDB project. The mineralized material at the HDB project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the HDB project's mineralization is considered to be a reserve under US mining standards as all necessary mining permits and project financing would be required in order to classify the project's mineralized material as an economically exploitable reserve. Although work has been done to confirm the mine design, mining methods and processing methods assumed in the 2009 Update, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Additional permits, when required, have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the 2009 Update. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The 2009 Update assumes specified, long-term price levels for gold and silver. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices which are determined in international markets. There can be no assurance that the prices of gold or silver will continue at current levels or that they will not decline below the prices assumed in the 2009 Update. Prices for gold and silver have been below the price ranges assumed in 2009 Update at times during the past ten years, and for extended periods of time. The project will require additional financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.